[NUVEEN COMMODITIES ASSET MANAGEMENT, LLC LETTHERHEAD]

January 23, 2015

Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nuveen Long/Short Commodity Total Return Fund
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-35710

Dear Ms. Barros:

This letter responds to the comments contained in your letter dated December 31, 2014 regarding the annual report on Form 10-K of the Nuveen Long/Short Commodity Total Return Fund (the “Fund”) for the fiscal year ended December 31, 2013, as filed on March 17, 2014 (the “Annual Report”). For convenience, each of your comments is repeated below, with the response immediately following.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.	Comment: We note your disclosure on page 27 on the relationship between the Fund’s net asset value per share and its market price per share during the period October 25, 2012 through December 31, 2013 and the fact that the Fund’s market price has been at an increasing discount to net asset value throughout 2013. In addition, we note your disclosure in your September 30, 2014 Form 10-Q that shares of the Fund traded at a 21.07% discount to the Fund’s net asset value, a greater discount than that at December 31, 2013. In future filings, please revise your disclosure to discuss the factors that have caused the discount and whether this is a material trend.

Response: Understood. However, we note that the following disclosure appears on page 26:

“The Fund’s shares will likely trade at a market price that is different from the daily computed net asset value of a share of the Fund. This may be due, in large part, to supply and demand forces at work in the secondary trading market for shares of the Fund, which may be related to, but not identical to, the forces influencing the prices of the commodity futures contracts and other instruments held by the Fund that affect the net asset value of the Fund’s shares.”

Securities and Exchange Commission

January 23, 2015

Similar disclosure appears in Item 1A on page 13 under the heading “Risk that the Fund’s Shares May Trade at a Discount to Net Asset Value.” In our experience, it is difficult to pinpoint the precise reasons for discounts in exchange-traded closed-end investment vehicles. Academic literature has suggested the following factors may contribute to discounts and premiums: the fund’s distribution rate; overall market volatility; recent net asset value and share price performance; brand recognition of fund family; name recognition (or lack thereof) of the fund manager; recent changes in distribution policy; and general market attitudes toward an asset class or investment strategy. Although we may not be able to definitively determine which factors have caused the Fund’s steep and persistent discounts, in future filings we will provide our assessment of the factors that may have contributed to the discounts and whether the Fund views such factors to constitute a material trend.

We note that on December 19, 2014, the Fund disclosed on Form 8-K that its manager, Nuveen Commodities Asset Management, LLC, had approved a plan to convert the Fund into an open-end exchange-traded fund, subject to shareholder and regulatory approvals. Subsequent to this announcement, shares of the Fund have traded at a substantially reduced discount to net asset value. Consistent with your comment, this announcement and the apparent effect it has had on the Fund’s discount will be discussed in the Fund’s 10-K for the fiscal year ended December 31, 2014.

2.	Comment: We note your disclosure on pages 32 and 33 that the Fund underperformed the Index in 2013. The chart on page 36, however, displays that relative monthly returns based on NAV closely tracked monthly returns of the Index. In future filings, please provide additional disclosure that clarifies the difference between monthly returns and Index and Fund performance. Please also revise the table on the top of page 36 to also include Index returns for comparative purposes.

Response: The chart on page 36 was intended to satisfy the requirements of Item 201(e) of Regulation S-K. In reviewing the chart in response to your comment, it has become apparent that the chart shows monthly total returns on a non-cumulative basis. In future filings, the chart will show total returns on a cumulative basis.

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We hereby acknowledge that the Fund is responsible for the adequacy and accuracy of the disclosure in the Annual Report; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 23, 2015

We believe that this information responds to all of your comments. If you should require additional information, please call Kevin McCarthy at (312) 917-6899 or Christopher Rohrbacher at (312) 917-7862.

Very truly yours,

/s/ Kevin McCarthy
Kevin McCarthy
Vice President and Secretary
Nuveen Commodities Asset Management, LLC, Manager of Nuveen Long/Short Commodity Total Return Fund